SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For transition period from ______________ to _______________.

Commission file number - 001-14410

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

AXA Equitable 401(k) Plan, 1290 Avenue of Americas, New York, NY 10104

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AXA, S.A.

25, Avenue Matignon, 75008 Paris, France

AXA EQUITABLE 401(k) PLAN

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements	4-20

Supplemental Schedule:

Schedule H, Part IV, line 4i* - Schedule of Assets (Held at End of Year) December 31, 2009	21-32

Signature Page	33

Exhibit:

Consent of Independent Registered Public Accounting Firm – As of December 31, 2009 and 2008 and for the Year Ended December 31, 2009.

* Refers to item number in IRS Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2009.

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
AXA Equitable 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AXA Equitable 401(k) Plan (hereafter referred to as the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
June 28, 2010

AXA EQUITABLE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008

Assets
Investments, at fair value (Notes 3, 4, 5 and 6)	$1,645,793,166	$1,467,600,011

Receivables
Participant contributions	95,788	-
Employer contributions	1,542,593	1,560,072
Other receivables	3,289,037	2,829,612

Total receivables	4,927,418	4,389,684

Total assets	1,650,720,584	1,471,989,695

Liabilities
Payable for investments purchased	62,941	-
Accrued expenses and other liabilities	597,838	4,112,278

Total liabilities	660,779	4,112,278

Net assets available for benefits, at fair value	1,650,059,805	1,467,877,417

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 6)	(9,367,106)	12,539,840

Net assets available for benefits	$1,640,692,699	$1,480,417,257

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2009

Additions
Investment income
Net appreciation in fair value of investments (Note 3)	$188,183,498
Interest	23,506,837
Dividends	15,515,084

227,205,419
Less investment expenses	1,559,555

Net investment income	225,645,864

Contributions
Participant	60,164,607
Employer	19,815,728

Total contributions	79,980,335

Total additions	305,626,199

Deductions
Benefits paid to participants	143,723,314
Administrative expenses	1,627,443

Total deductions	145,350,757

Net increase during the year	160,275,442

Net assets available for benefits
Beginning of year	1,480,417,257

End of year	$1,640,692,699

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AXA Equitable 401(k) Plan (the “Plan”) sponsored by AXA Equitable Life Insurance Company (“AXA Equitable” or the “Company”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General
The Plan is a defined contribution plan with a cash or deferred arrangement providing benefits for eligible employees and statutory employees of AXA Equitable and certain participating affiliates.  The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA"), as amended, and the Internal Revenue Code (the "Code"), as amended.

Plan Fiduciary, Administrator and Trustee
The named fiduciaries of the Plan are the Investment Committee and the Administrative Committee.  The Administrative Committee serves as the Plan administrator and the Investment Committee serves as the Trustee.  The Plan has an agreement with Fidelity, last amended as of December 31, 2004, to act as Custodian of the assets of the Plan.

Eligibility
The Plan covers full-time employees, “Group I” part-time employees, and statutory employees, as well as other employees of AXA Equitable and employees of certain participating affiliates, who are scheduled to work a minimum of 1,000 hours in a plan year.

Contributions
Each year, participants may contribute to the Plan on a before-tax basis, an after-tax basis, or a Roth 401(k) basis (or any combination of the foregoing), up to a percentage of annual compensation as defined in the Plan.  New hires are automatically enrolled after 30 days at work at a 3% before-tax contribution rate, which is invested in the target allocation fund closest to the individual’s 65th birthday.  The new hire can opt out, change the contribution rate, or the investment option at any time.  The maximum before-tax and/or Roth 401(k) contribution a participant can contribute is 75% of his or her annual compensation, subject to reduction by limits imposed by the Code ($16,500 for 2009 and $15,500 for 2008). The maximum after-tax contribution is $15 ,000 or 10% of compensation, whichever is less, provided that the participant’s combined before-tax, Roth 401(k) and after-tax contributions cannot exceed 85% of his or her annual compensation.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions in the amount of $5,500 for 2009 and $5,000 for 2008. The maximum before-tax and/or Roth 401(k) contribution that a participant eligible for catch up contributions can contribute per the Code was $22,000 for 2009 and $20,500 for 2008.  Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or defined contribution plans.

AXA Equitable matches the participant’s before-tax or Roth 401(k) contribution on a dollar for dollar basis up to three percent of the participant’s annual eligible compensation. AXA Equitable’s matching contribution is invested directly in the AXA ADR Stock Fund.  Participants may redirect the matching contribution into other investment options in the Plan at any time.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Allocation Provisions
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven target allocation funds offered through a group annuity contract, seventeen mutual funds, the AXA ADR Stock Fund and a Fixed Income Fund as investment options for participants.

Participant Accounts
Each participant's account is credited with the participant's contribution and matching contribution and investment earnings/losses, and is also charged with an annual fee for administrative expenses taken proportionately on a quarterly basis from each fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Participant Loans
Actively employed participants may borrow from their fund accounts, in $100 increments, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are collateralized by the balance in the participant's account.  Interest on the loan is equal to the prime rate at the beginning of the calendar quarter during which the loan is issued plus one percent.  The interest rates for all outstanding loans ranged from four and one quarter to eleven percent as of December 31, 2009.  Principal and interest is paid over a range of one to five years for loans other than to purchase a principal residence and one to fifteen years for residential loans.

Payment of Benefits
Upon termination of service, including due to death, disability, or retirement, the normal form of benefit is a single sum cash payment (except for the MONY Life Retirement Plan for Field Underwriters (“FURP”) subaccounts, in which the normal form of benefit is a qualified joint and survivor annuity).  Additional forms of distribution available for participants include systematic withdrawal payments or the purchase of an annuity.  Required minimum distributions as required by the Code are also paid, as necessary.

Vesting
Participants are vested immediately in their own contributions plus actual earnings, if any, thereon.  Participants who were hired before April 29, 2002 are 100% vested in AXA Equitable’s matching contributions.  Participants hired after April 29, 2002 become 100% vested in AXA Equitable’s matching contributions upon completion of three years of service.

Forfeited Accounts
Upon termination of service, other than due to death or disability, a participant will forfeit the non-vested portion of his or her account balance.  Forfeitures will be used to pay for administrative expenses (see Note 7) or to reduce employer matching contributions.  The balance in the forfeiture account totaled $395,867 and $253,832 at December 31, 2009 and 2008, respectively.  During 2009, $644,904 from the forfeiture account was used to pay for administrative expenses and $1,798 was used to pay for employer matching contributions.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Plan Expenses and Administration
The Plan has entered into an administrative agreement with Fidelity Investments Institutional Services Company, Inc. for outsourcing the administration of the Plan and investment management services.  The Plan reimburses AXA Equitable for administrative services paid on the Plan’s behalf (see Note 7).

2.	SUMMARY OF ACCOUNTING POLICIES

Use of Estimates and Basis of Accounting"
The accompanying financial statements are prepared under the accrual basis of accounting in conformity with generally accepted accounting principles ("US GAAP") which requires management to make estimates that affect the financial statements and accompanying notes.  Actual results could differ from those estimates.

Certain reclassifications have been made in the amounts presented for 2008 to conform to the current presentation.

Accounting Changes
On June 30, 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. ("ASU") 2009-01 to the FASB Accounting Standards CodificationTM ("ASC" or the "Codification") establishing the Codification as the source of authoritative principles and standards recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. Security Exchange Commission ("SEC") rules and interpretative releases continue to be sources of authoritative US GAAP for SEC registrants. Going forward, the FASB will issue ASUs instead of Statements, FASB Staff Positions (“FSPs”) or Emerging Issues Task Force ("EITF") abstracts. While not authoritative in their own right, ASUs will serve to update the Codification, provide background information about the guidance, and provide the rationale for the change(s) in the Codification.

The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. References to authoritative accounting guidance made in these financial statements reflect either the FASB Codification topic or sub-topic description, as appropriate.

On April 9, 2009, FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” (“FSP 157-4”) was issued to provide additional guidance for estimating fair value when the volume and level of market activity for the asset or liability have significantly decreased in relation to normal market activity, including guidance on distinguishing distressed or forced transactions not determinative of fair value from orderly transactions between market participants under prevailing market conditions.  FSP 157-4 is effective prospectively for interim and annual periods ending after June 15, 2009.  Adoption of FSP 157-4 did not have an impact on the financial statements of the Plan at December 31, 2009.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF ACCOUNTING POLICIES (continued)

New Accounting Pronouncements
In January 2010, the FASB issued new guidance for improving disclosures about fair value measurements.  This guidance requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances and settlements.  This guidance is effective for reporting periods beginning after December 15, 2009 except for disclosures for  Level 3 fair value measurements which are effective for fiscal periods beginning after  December 15, 2010.  These new disclosures will be included in the Notes to the AXA Equitable 401(k) Plan financial statements when required by their effective dates.

In March 2010, the FASB issued new guidance to eliminate the scope exception for embedded credit derivatives in beneficial interests in securitized financial assets, such as asset-backed securities, credit-linked notes, and collateralized loan and debt obligations, except for those created solely by subordination.  This guidance provides clarification and related additional examples to improve financial reporting by resolving potential ambiguity about the extent of the embedded credit derivative scope exception.  This guidance is effective for the first interim reporting period beginning after June 15, 2010 and is not expected to have a material effect on the financial statements of the AXA Equitable 401 (k) Plan.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value.  A description of the valuation methodologies used for assets measured at fair value is described in Note 4, Fair Value Disclosures.  Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value of the investments is monitored and fluctuations in value are recorded as an unrealized gain or loss, as necessary, depending on whether the value of the investments has increased or decreased.  When an investment is sold the change in value from the date acquired is recognized as a realized gain or loss.

Payment of Benefits
Benefits are recorded when paid.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets:

	December 31,
	2009	2008

AXA ADR Stock, 6,396,298 and 5,336,200 shares, respectively (a)	$151,464,337	$119,985,343
Alliance Bernstein US Large Cap Index Fund 18,533,045 and 20,359,459 shares, respectively	144,001,759	124,599,888
Guaranteed Investment Contracts (Note 6):
AIG Financial Products Co., #931942 (b)	108,327,690	164,379,174
NATIXIS Financial Products, #1910-02 (b)	167,682,995	164,379,174
JP Morgan Chase, #AXA-2-07 (b)	227,050,717	164,379,174
State St. Bank & Trust Co. Boston, #107007 (b)	167,696,318	164,379,174

(a)  Nonparticipant-directed Company contributions.
(b)  GICs are presented on a fair value basis.

  During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value by $188,183,498, as follows:

Changes in fair value as determined by quoted market price:

Common stock	$19,409,250
Mutual funds	168,774,248

Total appreciation	$188,183,498

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1
Quoted prices for identical instruments in active markets.  Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3
Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level that is significant to the fair value measurement.  The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2009 and 2008.

Corporate, US Treasury, government and agency, and foreign government bonds
Valued at the closing price reported in the active market in which the individual security is traded.

Commercial mortgage-backed, residential mortgage-backed and asset-backed bonds
Certain bonds are valued at the closing price reported in the active market in which the individual security is traded.  When quoted prices in active markets are not available, the Plan estimates fair value based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.  For securities with reasonable price transparency, the significant inputs to these valuation methodologies either are observable in the market or can be derived principally from or corroborated by observable market data.  When the volume or level of activity results in little or no price transparency, significant inputs no longer can be supported by reference to market observable data but instead must be based on management’s estimation and judgment.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Common stock
Valued based on the last sale price traded on the New York Stock Exchange.

Mutual funds, including target allocation funds
Valued at the closing net asset value of shares held by the Plan.

Synthetic guaranteed investment contract (“GIC”), including wrapper
Valued based on the fair value of the underlying bonds plus the present value of the total wrap rebid value.

Commercial paper
Valued at fair value by discounting the related cash flows, based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Participant loans
Valued at the total participant outstanding loan balances, plus applicable accrued interest, less loans that have been deemed uncollectible, which approximates fair value.

Short-term investments
Includes corporate bonds with maturities of one year or less from the reporting date.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3		Total

Assets
Bonds:
Corporate	$-	$148,640,083	$-		$148,640,083
US Treasury, government and agency	-	308,063,234	-		308,063,234
Foreign governments	-	920,659	-		920,659
Commercial mortgage-backed	-	26,006,007	238,780	(2)	26,244,787
Residential mortgage-backed (1)	-	87,012,120	-		87,012,120
Asset-backed	-	65,828,797	2,555,840	(2)	68,384,637
Common stock:
Finance	151,464,337	-	-		151,464,337
Mutual funds:
Index	407,549,565	-	-		407,549,565
Balanced	48,043,014	-	-		48,043,014
Growth	183,826,900	-	-		183,826,900
Fixed income	94,855,080	-	-		94,855,080
Other	68,152,600	-	-		68,152,600
Wrapper contract	-	-	639,874		639,874
Commercial paper	-	2,252,198	-		2,252,198
Participant loans	-	-	27,795,797		27,795,797
Short-term investments	-	21,948,281	-		21,948,281

Total assets	$953,891,496	$660,671,379	$31,230,291		$1,645,793,166

(1) Includes publicly traded agency pass-through securities.
(2) Securities were fair valued with unobservable inputs.

Except for the AXA ADR Stock Fund, AllianceBernstein US Large Cap Index Fund, and the Synthetic GIC Contracts further segregated in footnote 3, there are no significant concentrations within or across the categories.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Assets
Corporate bonds	$-	$94,420,829	$-	$94,420,829
Mortgage backed securities	-	115,459,267	3,846,344	119,305,611
Government securities	-	443,616,034	-	443,616,034
Common stock	119,985,343	-	-	119,985,343
Mutual funds	664,596,058	-	-	664,596,058
Wrapper contract	-	-	630,006	630,006
Participant loans	-	-	25,046,130	25,046,130

Total assets	$784,581,401	$653,496,130	$29,522,480	$1,467,600,011

The table below presents a reconciliation for Level 3 assets for the 2009 Plan year, January 1, 2009 to December 31, 2009:

	Participant Loans	GIC Wrappers

Balance, January 1, 2009	$25,046,130	$630,006
Total gains/(losses), realized and unrealized included in changes in net assets	56,219	9,868
Purchases/sales, issues and settlements	2,693,448	-
Transfers into/out of Level 3	-	-

Balance, December 31, 2009	$27,795,797	$639,874

The amount of total gains/(losses) for the period included in changes in net assets attributable to the change in unrealized gains/(losses) relating to assets still held at December 31, 2009	$-	$216,751

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

The table below presents a reconciliation for Level 3 assets for the 2009 Plan year, January 1, 2009 to December 31, 2009:

	Commercial mortgage-backed bonds	Asset-backed bonds

Balance, January 1, 2009	$310,560	$3,535,784
Total (losses)/gains, realized and unrealized included in changes in net assets	(6,349)	110,586
Purchases/sales, issues and settlements	(65,431)	(1,011,780)
Transfers into/out of Level 3 (1)	-	(78,750)

Balance, December 31, 2009	$238,780	$2,555,840

The amount of total (losses)/gains for the period included in changes in net assets attributable to the change in unrealized (losses)/gains relating to assets still held at December 31, 2009	$(6,056)	$167,300

(1) Transfers into/out of Level 3 are reflected at beginning-of-period fair value.

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2009	2008 (1)
AXA ADR Stock Fund

Net assets
Common stock	$151,464,337	$119,985,343
Mutual fund	4,661,164	4,608,284
Receivables	2,442,205	1,562,429

	$158,567,706	$126,156,056
Changes in net assets
Contributions	$25,217,827
Dividends	6,582,554
Net appreciation	19,409,250
Benefits paid to participants	(9,871,871)
Expenses	(468,017)
Net transfers (to)/from participant-directed investments	(8,458,093)

	$32,411,650

(1) 2008 receivables have been reclassified from common stock to conform to the 2009 presentation.

Company matching contributions are invested directly in the AXA ADR Stock fund. A participant may redirect the investment of matching contributions at any time.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS

The Plan has entered into various benefit-responsive Synthetic GICs with various insurance companies and other financial institutions (“Issuers” or “Issuer”) under the Fixed Income Fund investment option (“the Fund”) as indicated in the tables below.

Synthetic GIC
A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities.  The Plan purchases a wrapper contract from a financial services institution with the intent of maintaining a stable contract value.  The fair value of a Synthetic GIC equals that total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

A Synthetic GIC provides for a variable crediting rate, which typically resets at least quarterly, and the Issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.  The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments.  This difference is amortized over the duration of the covered investments.  Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

The terms of the contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each Issuer.  Contract termination also may occur by either party upon election and notice.

A Synthetic GIC generally imposes conditions on both the Plan and the Issuer which can result in terminations in the event of default by the Plan or the Issuer. An Issuer may terminate a contract if the appointed Investment Manager’s investment management authority over the contract is limited or terminated, as well as if all of the terms of the contract fail to be met (i.e., a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement). In the event that the market value of the covered assets is below their contract value at the time of such termination by the Issuer, the terminating Issuer would not be required to make a payment to the Plan.  The Plan may terminate and replace a contract in various circumstances, including where there is a default by the Issuer.  Instances where the Issuer may be in default, include but are not limited to, the following: Issuer breach of material obligation under the investment contract; a material misrepresentation; decline in the Issuer’s long term credit rating below a threshold set forth in the contract; acquisition or reorganization of the Issuer wherein the successor Issuer does not satisfy the investment or credit guidelines applicable to the Issuer. In the event that the market value of the covered assets is below their contract value at the time of such termination by the Plan, the Plan may elect to keep the contract in place until such time as the

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

market value of the covered assets is equal to their contract value. The Plan may be unable to maintain a stable contract value if the Plan is unable to promptly find a replacement Synthetic GIC with comparable terms following termination of a Synthetic GIC contract. The Plan will attempt to assess the credit quality of Issuers, but there is no guarantee as to the financial condition of an Issuer. Synthetic GICs are nontransferable, have no trading market and there are a limited number of Issuers.

The average yield for the Synthetic GICs based on actual earnings was 3.30% and 4.18% in 2009 and 2008, respectively.  The average yield for Synthetic GIC based on the interest rate credited to participants was 2.50% and 4.22% in 2009 and 2008, respectively.

As described in Note 2, because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Synthetic GIC purchased by the Plan are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the GICs limit the ability of the Plan to transact at contract value with the Issuers upon the occurrence of certain events. These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code;
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions;
•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the Issuer;
•	Complete or partial termination of the Plan;
•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow;
•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor;
•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the Fund;

•	Exclusion of a group of previously eligible employees from eligibility in the Plan;
•	Any early retirement program, group termination, group layoff, facility closing, or similar program;
•	Any transfer of assets from the Fund directly to a competing option.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract Issuer or otherwise.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

Guaranteed Investment Contracts are summarized as follows:

	December 31, 2009
	Major
	Credit		Wrapper
	Rating	Investments at	Contract at	Adjustment to
	(1)	Fair Value	Fair Value	Contract Value

Synthetic GICs
AIG Financial Products Co., #931942	A-	$108,327,690	$241,363	$(1,650,815)
NATIXIS Financial Products, #1910-02	A+	167,682,995	-	(2,181,724)
JP Morgan Chase, #AXA-2-07	AA-	227,050,717	-	(2,954,158)
State St Bk & Tr Co Boston, #107007	AA-	167,696,318	398,511	(2,580,409)

Total Guaranteed Investment Contracts		$670,757,720	$639,874	$(9,367,106)

	December 31, 2008
	Major
	Credit		Wrapper
	Rating	Investments at	Contract at	Adjustment to
	(1)	Fair Value	Fair Value	Contract Value

Synthetic GICs
AIG Financial Products Co., #931942	A-	$164,379,174	$197,455	$3,086,656
NATIXIS Financial Products, #1910-02	A+	164,379,174	-	3,283,630
JP Morgan Chase, #AXA-2-07	AA-	164,379,174	206,883	3,093,679
State St Bk & Tr Co Boston, #107007	AA	164,379,174	225,668	3,075,875

Total Guaranteed Investment Contracts		$657,516,696	$630,006	$12,539,840

(1) Major Credit Ratings are unaudited.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

7.	RELATED-PARTY TRANSACTIONS

The Plan invests in certain mutual funds managed by Fidelity Management Trust Company (“Fidelity”), custodial trustee and record keeper of the Plan.  Certain Plan investments are managed by AXA Equitable and AllianceBernstein L.P., related parties-in-interest.  AllianceBernstein L.P. is an affiliate of AXA Equitable.  Investment and administrative service fees paid by the Plan directly to Fidelity were $1,559,555 during the year ended December 31, 2009.

The Plan incurred expenses in the amount of $190,064, including $34,096 and $521,491 of accrued expenses at December 31, 2009 and 2008, respectively, for administrative services paid by AXA Equitable on the Plan’s behalf.

The Plan also invests in common stock issued by AXA S.A., the parent of AXA Equitable, which are evidenced by American Depository Receipts. The stock held by participants was valued at $151,464,337 and $119,985,343 at December 31, 2009 and 2008, respectively.  During the year ended December 31, 2009, the Plan made purchases totaling $100,257,849 of common stock issued by AXA, S.A. and received sales proceeds totaling $87,732,649 from sales of common stock issued by AXA, S.A.  The Plan received $6,582,554 in dividend income during the year ended December 31, 2009 from AXA, S.A. common stock held.  The Plan administrator and the Plan’s counsel believe that the Plan’s transactions with related parties are permitted by the U.S. Department of Labor’s prohibited transaction exemptions.

8.	FUNDING POLICY

AXA Equitable contributes up to three percent of the participant’s annual eligible compensation (see note 1). Participants are able to contribute up to 85% of their annual eligible compensation (see note 1). In addition, AXA Equitable will absorb Plan administration costs beyond the value of the forfeiture account. During 2009, AXA Equitable absorbed $385,932 in Plan administration costs. The Plan is not subject to ERISA’s minimum funding requirements.

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, AXA Equitable has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, assets will be distributed to participants in accordance with the provisions of the Plan.

10.	TAX STATUS

The Internal Revenue Service has determined and informed AXA Equitable by a letter, dated April 11, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2009 and 2008, respectively:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$1,640,692,699	$1,480,417,257
Difference between contract value and fair value of Synthetic GICs	9,367,106	(12,539,840)

Net assets available for benefits per the Form 5500	$1,650,059,805	$1,467,877,417

The following is a reconciliation of investment income per the financial statements to Form 5500 for the year ended December 31, 2009:

Investment income per the financial statements	$227,205,419
Add: Net change in difference between contract value and fair value of Synthetic GICs during the year	21,906,946

Investment gain per the Form 5500	$249,112,365

12.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

13.	SUBSEQUENT EVENTS

Effective January 1, 2010, the 2055 AXA Target Allocation Fund was added as a Plan investment option.

Due to securities law restrictions that will apply after AXA S.A. files to deregister from the SEC and de-list its ADRs from the New York Stock Exchange, the Plan will no longer be able to accept new contributions to the AXA ADR Stock Fund as of March 22, 2010. This means that no participant contributions (before-tax, Roth, after-tax), Company matching contributions or loan repayments may be made to the AXA ADR Stock Fund on or after that date. Also, monies can not be transferred into the AXA ADR Stock Fund from other investment options within the Plan on or after March 10, 2010.

Company-matching contributions are automatically invested in the AXA ADR Stock Fund. Effective March 22, 2010, all future Company matching contributions will be invested according to the investment allocations a participant has in effect for the participant’s own contributions at the time the matching contribution is made.

If a participant did not change his or her investment allocation prior to March 22, 2010, the portion of the participant’s contributions allocated to the AXA ADR Stock Fund are contributed in accordance with the participant’s investment election or, if the participant has not made an investment election to the Target Allocation Fund with the target date nearest to the participant’s 65th birthday until the participant elects otherwise.

On March 22, 2010 it was approved that, effective July 20, 2010, after the close of the market at 4:00 P.M. Eastern Time, the following changes will occur:

•
The AXA ADR Stock Fund, a unitized stock fund, will be eliminated and converted to a new individual share fund named the AXA ADR Fund. No transfers in or new contributions will be accepted by the new AXA ADR Fund.

•	The AXA ADR portion of a participant’s units in the AXA ADR Stock Fund will be transferred to the new AXA ADR Fund.

•
The cash portion of a participant’s units in the AXA ADR Stock fund will be reallocated pro rata among the current investment fund mix for a participant’s account. If a participant is not invested in any other funds, the cash portion will be transferred into the Target Allocation Fund with the target date nearest to the participant’s 65th birthday until the participant elects otherwise.

On February 8, 2010 it was approved that, effective July 21, 2010, after the close of the market at 4:00 P.M. Eastern Time, the Winslow Green Growth Fund will no longer be an investment option in the Plan. The Calvert Social Investment Equity Fund-Institutional Class will be added as a new investment option effective July 22, 2010. Account balances in the Winslow Green Growth Fund on July 21, 2010 will be transferred into the Calvert Social Investment Equity Fund.

The Plan has evaluated subsequent events through the date the financial statements were issued.

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Asset-backed bonds
***	AMCAR05-AXA4	10/6/2011, 3.93%, $430,334	**	$435,795
***	AMCAR06-1C	11/6/2011, 5.28%, $459,862	**	465,025
***	AMCAR06-BGA4	9/6/2013, 5.21%, $721,937	**	744,524
***	APART07-1C	2/28/2014, 5.43%, $170,000	**	172,921
***	APART07-1D	9/30/2014, 5.62%, $1,150,000	**	1,026,984
***	BRHEA06-AA2R	12/1/2041, 5.03%, $2,081,948	**	1,833,860
***	CARAT07-1B	9/17/2012, 5.15%, $525,000	**	537,915
***	CARAT07-SN1B	3/15/2011, 5.52%, $250,000	**	251,700
***	CARAT07-SN1C	3/15/2011, 5.73%, $145,000	**	145,537
***	CARAT07-SN1D	1/17/2012, 6.05%, $360,000	**	351,605
***	CARMX2009-2A3	4/15/2014, 1.00%, $390,000	**	388,679
***	CCCIT06-A4A4	5/10/2013, 5.45%, $700,000	**	742,159
***	CCCIT07-B2B2	4/2/2012, 5.00%, $3,380,000	**	3,453,654
***	CCCIT07-B6B6	11/8/2012, 5.00%, $1,520,000	**	1,560,101
***	CCCIT2009-A3A3	6/24/2013, 2.70%, $1,710,000	**	1,742,643
***	CCCIT2009-A5A5	12/23/2014, 2.30%, $990,000	**	979,250
***	CDTIM05-1AA1	5/20/2017, 4.67%, $97,705	**	84,047
***	CHAIT2008-A9A9	5/15/2013, 4.26%, $730,000	**	760,315
***	CHAIT2009-A3A3	6/17/2013, 2.40%, $2,330,000	**	2,367,609
***	CITEC06-VT2A4	4/20/2014, 5.05%, $713,459	**	724,212
***	CNH06-BB	6/17/2013, 5.36%, $575,000	**	583,060
***	COAFT05-CA4A	6/15/2012, 4.71%, $217,268	**	219,180
***	COMET03-B5B5	8/15/2013, 4.79%, $3,800,000	**	3,863,696
***	COMET07-B3B3	3/15/2013, 5.05%, $3,405,000	**	3,443,387
***	COMET07-B5B5	5/15/2013, 5.40%, $1,575,000	**	1,601,662
***	COMET09-A2A2	4/15/2014, 3.20%, $2,070,000	**	2,120,125
***	COPAR06-2A4	7/15/2012, 4.94%, $349,907	**	357,120
***	COPAR2007-1B1	12/15/2013, 5.76%, $490,000	**	496,842
***	CPS06-DA4	8/15/2013, 5.12%, $1,226,372	**	1,249,900
***	CPS07-BA3	11/15/2011, 5.47%, $248,957	**	251,263
***	DCAT06-AB	9/8/2012, 5.14%, $1,710,000	**	1,729,150
***	DCAT2006-CB	4/8/2013, 5.11%, $955,000	**	945,468
***	DELHE99-2A7F	8/15/2030, 7.03%, $212,941	**	151,529
***	FORDO07-AB	10/15/2012, 5.60%, $225,000	**	238,668
***	FORDO07-AC	2/15/2013, 5.80%, $360,000	**	381,559
***	FORDO09-DA3	10/15/2013, 2.17%, $400,000	**	404,343
***	FORDO2006-BB	2/15/2012, 5.43%, $890,000	**	928,927
***	FORDO2006-CB	6/15/2012, 5.30%, $395,000	**	414,926
***	FORDO2009-BA2	11/15/2011, 2.46%, $300,000	**	302,208
***	FORDO2009-BA3	8/15/2013, 2.79%, $600,000	**	612,187
***	FORDO2009-EA3	1/15/2014, 1.00%, $700,000	**	696,543
***	FRNK06-1B1	7/21/2014, 5.14%, $155,000	**	156,661
***	FRNK07-1A4	2/16/2015, 5.03%, $735,000	**	758,639
***	FRNK07-1B	2/16/2015, 5.13%, $540,000	**	539,365
***	GCOSL06-1A	3/1/2022, 5.72%, $449,920	**	339,585
***	GEMNT07-1B	3/15/2013, 4.95%, $1,470,000	**	1,464,518
***	GEMNT2007-3B	6/15/2013, 5.49%, $1,550,000	**	1,579,076
***	GEMNT2009-3A	9/15/2014, 2.54%, $1,700,000	**	1,703,278
***	GSALT07-1B	12/15/2014, 5.53%, $117,269	**	115,212

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Asset-backed bonds (continued)
***	HAROT2009-3A3	5/15/2013, 2.31%, $500,000	**	$506,987
***	HART06-1B	11/15/2012, 5.29%, $23,992	**	24,097
***	HART06-1C	11/15/2012, 5.34%, $30,657	**	30,772
***	HART2007-AA3A	1/17/2012, 5.04%, $400,537	**	408,406
***	HART2009-AA3	8/15/2013, 2.03%, $380,000	**	382,835
***	HAT07-1A4	11/17/2013, 5.33%, $960,000	**	1,001,058
***	HAT2006-2A4	6/17/2013, 5.67%, $930,000	**	961,791
***	HCARD07-1B	6/15/2012, 5.53%, $1,105,000	**	1,112,585
***	JPMART2006-AB	12/15/2014, 5.36%, $62,654	**	62,786
***	JPMRT2006-AA4	12/15/2014, 5.14%, $718,931	**	742,190
***	MBART2009-1A3	1/15/2014, 1.67%, $530,000	**	530,346
***	MVCOT05-2A	10/20/2027, 5.25%, $226,829	**	222,383
***	MVCOT06-2AA	10/20/2028, 5.36%, $190,241	**	165,487
***	MVCOT06-2AB	10/20/2028, 5.44%, $42,225	**	34,989
***	MVCOT06-2AC	10/20/2028, 5.69%, $19,193	**	14,542
***	NALT2009-AA2	4/15/2011, 2.01%, $420,000	**	422,901
***	NALT2009-BA31	1/15/2015, 2.07%, $590,000	**	594,026
***	NCSLT06-1A-IO	4/25/2011, 5.50%, $1,500,000	**	80,125
***	NCSLT06-4AIO	2/27/2012, 6.35%, $1,965,000	**	236,489
***	NCSLT2006-2AIO	8/25/2011, 6.00%, $340,000	**	24,990
***	NCSLT2006-3AIO	1/25/2012, 7.10%, $2,685,000	**	338,314
***	NCSLT2007-1AIO	4/25/2012, 7.27%, $2,335,000	**	347,708
***	NCSLT2007-2AIO	7/25/2012, 6.70%, $1,675,000	**	253,664
***	NEF05-1A5	10/30/2045, 1.03%, $779,000	**	721,980
***	NORD07-1AA	5/15/2013, 4.92%, $2,460,000	**	2,486,445
***	SVOVM05-AA	2/20/2021, 5.25%, $261,618	**	242,287
***	TAROT2006-BA3	8/12/2011, 5.41%, $17,645	**	17,740
***	TAROT2006-BA4	11/12/2012, 5.52%, $500,000	**	514,863
***	TAROT2006-CA4	5/13/2013, 5.31%, $640,900	**	665,156
***	USAOT2009-2A3	10/15/2012, 1.54%, $930,000	**	926,229
***	VWALT2009-AA3	4/16/2012, 3.41%, $1,369,000	**	1,405,311
***	WALOT06-1B	7/20/2012, 5.15%, $495,000	**	511,555
***	WALOT06-2B	6/20/2012, 5.29%, $870,000	**	896,314
***	WALOT06-2C	10/22/2012, 5.34%, $420,000	**	430,841
***	WALOT07-1B	7/20/2012, 5.38%, $1,145,000	**	1,188,995
***	WALOT07-1C	10/22/2012, 5.45%, $795,000	**	815,674
***	WALOT07-1D	2/20/2013, 5.65%, $1,245,000	**	1,263,583
***	WMMNT07-A5AA51ML+75	10/15/2014, 0.98%, $120,000	**	120,151
***	WMMNT2007-A4AA4	10/15/2014, 5.20%, $1,220,000	**	1,261,430

	Total asset-backed bonds		**	68,384,637

	Commercial mortgage-backed bonds
***	BACM04-1A2	11/10/2039, 4.04%, $16,638	**	16,685
***	BACM04-4A3	7/10/2042, 4.13%, $79,318	**	79,618
***	BACM04-6A2	12/10/2042, 4.16%, $250,674	**	251,353
***	BACM05-3A2CSTR	7/10/2043, 4.50%, $1,455,686	**	1,462,713
***	BACM05-3XPCSTR	7/10/2043, 0.41%, $13,879,237	**	112,311
***	BACM05-4A1	7/10/2045, 4.43%, $114,737	**	115,475

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Commercial mortgage-backed bonds (continued)
***	BACM05-4XPCSTR	7/10/2045, 0.15%, $7,698,001	**	$39,091
***	BACM05-5XPCSTR	10/10/2045, 0.06%, $19,729,985	**	45,935
***	BACM05-6A1	9/10/2047, 5.00%, $272,039	**	276,091
***	BACM06-5A1	9/10/2047, 5.19%, $206,755	**	210,878
***	BACM2003-2A2	3/11/2041, 4.34%, $601,625	**	608,087
***	BACM2006-4A1CSTR	7/10/2046, 5.36%, $101,426	**	103,833
***	BSCMS03-T12X2CSTR	8/13/2039, 0.49%, $2,024,967	**	19,044
***	BSCMS05-PWR9A1	9/11/2042, 4.50%, $129,842	**	131,092
***	BSCMS05-PWR9X2CSTR	9/11/2042, 0.37%, $17,990,975	**	231,458
***	BSCMS05-T20A1	10/12/2042, 4.94%, $127,457	**	128,541
***	BSCMS07-PW15A1	2/11/2044, 5.02%, $47,802	**	49,147
***	BSCMS07-T28X2CSTR	9/11/2042, 0.18%, $80,111,019	**	566,783
***	BSCMS2006-T22A1CSTR	4/12/2038, 5.42%, $277,687	**	282,381
***	BSCMS2007-T28A1	9/11/2042, 5.42%, $290,852	**	298,875
***	CGCMT05-EMGA2	9/20/2051, 4.22%, $307	**	308
***	COMM01-J2AA1	7/16/2034, 5.45%, $1,294,701	**	1,337,339
***	COMM05-C6A2CSTR	6/10/2044, 5.00%, $392,018	**	394,656
***	COMM05-C6XPCSTR	6/10/2044, 0.12%, $14,992,127	**	62,983
***	COMM05-LP5XPCSTR	5/10/2043, 0.23%, $4,688,385	**	38,451
***	COMM06-C8XPCSTR	12/10/2046, 0.49%, $34,633,083	**	549,442
***	COMM06-CN2AA2FX	2/5/2019, 5.45%, $845,000	**	825,522
***	CSFB00-C1A2	4/15/2062, 7.55%, $497,544	**	503,960
***	CSFB03-CK2A2	3/15/2036, 3.86%, $3,320	**	3,331
***	CSFB04-C5A2	11/15/2037, 4.18%, $182,482	**	182,761
***	CSFB05-C1ASPCSTR	2/15/2038, 0.32%, $8,280,459	**	58,105
***	CSFB05-C2ASPCSTR	4/15/2037, 0.54%, $6,688,973	**	80,643
***	CSFB05-C4ASPCSTR	8/15/2038, 0.24%, $23,082,193	**	157,683
***	CSFB2002-CP5A1	12/15/2035, 4.11%, $357,235	**	363,982
***	CSMC06-C5ASPCSTR	12/15/2039, 0.66%, $21,988,666	**	485,822
***	CSMC07-C1A1	2/15/2040, 5.23%, $188,965	**	193,195
***	CSMC07-C1ASPCSTR	2/15/2040, 0.42%, $39,070,461	**	541,719
***	CSMC07-C2A1	1/15/2049, 5.27%, $153,694	**	157,431
***	CSMC07-C3A1CSTR	6/15/2039, 5.67%, $156,967	**	161,096
***	CWCI07-C2A1CSTR	4/15/2047, 5.06%, $263,270	**	270,270
***	GCCFC03-C2A3	1/5/2036, 4.53%, $950,000	**	967,102
***	GCCFC05-GG3XPCSTR	8/10/2042, 0.67%, $17,700,898	**	275,614
***	GCCFC05-GG5XPCSTR	4/10/2037, 0.09%, $91,425,889	**	206,485
***	GCCFC07-GG9A1	3/10/2039, 5.23%, $309,315	**	316,608
***	GCCFC2006-GG7A1	7/10/2038, 5.74%, $221,429	**	225,701
***	GECMC05-C3A1	7/10/2045, 4.59%, $830,078	**	835,338
***	GECMC07-C1XPCSTR	12/10/2049, 0.21%, $23,940,781	**	174,597
***	GMACC05-C1X2CSTR	5/10/2043, 0.69%, $4,744,086	**	63,170
***	GSMS05-GG4XPCSTR	7/10/2039, 0.69%, $16,492,297	**	276,915
***	JPMCC03-CB7X2CSTR	1/12/2038, 0.77%, $1,454,665	**	11,472
***	JPMCC05-LDP4X2CSTR	10/15/2042, 0.17%, $41,937,308	**	215,756
***	JPMCC07-CB18A1CSTR	6/12/2047, 5.32%, $210,996	**	216,046
***	JPMCC07-LDP10A-1	1/15/2049, 5.12%, $177,240	**	181,876
***	JPMCC2001-C1A2	10/12/2035, 5.46%, $123,297	**	124,814

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Commercial mortgage-backed bonds (continued)
***	JPMCC2001-CIB2A2	4/15/2035, 6.24%, $141,027	**	$143,183
***	JPMCC2006-LDP9A1CSTR	5/15/2047, 5.17%, $388,924	**	399,737
***	LBMT91-2A3CSTR	1/20/2017, 8.44%, $237,610	**	238,780
***	LBUBS01-C2A2	11/15/2027, 6.65%, $410,000	**	428,083
***	LBUBS04-C7A2	10/15/2029, 3.99%, $45,848	**	45,949
***	LBUBS04-C8A2	12/15/2029, 4.20%, $171,662	**	172,001
***	LBUBS04-C8XCPCSTR	12/15/2039, 0.85%, $2,345,396	**	26,649
***	LBUBS05-C5XCPCSTR	9/15/2040, 0.54%, $35,047,693	**	387,420
***	LBUBS05-C7XCPCSTR	11/15/2040, 0.32%, $29,235,003	**	167,524
***	LBUBS07-C1A1CSTR	2/15/2040, 5.39%, $159,893	**	163,938
***	LBUBS07-C2A1	2/15/2040, 5.23%, $126,137	**	128,907
***	LBUBS2006-C3A1	3/15/2039, 5.48%, $133,774	**	136,199
***	LBUBS2006-C6A1	9/15/2039, 5.23%, $288,635	**	293,957
***	LBUBS2006-C7A1	11/15/2038, 5.28%, $110,937	**	113,926
***	LLL1997-LLID	10/12/2034, 7.15%, $336,885	**	354,137
***	MLCFC06-3XPCSTR	7/12/2046, 0.65%, $14,268,927	**	337,393
***	MLCFC07-6A1	3/12/2051, 5.18%, $152,933	**	156,782
***	MLCFC07-8A1	8/12/2049, 4.62%, $264,094	**	269,869
***	MLMT04-KEY2A2	8/12/2039, 4.17%, $174,822	**	175,719
***	MLMT05-MCP1XPCSTR	6/12/2043, 0.54%, $5,491,237	**	109,436
***	MLMT05-MKB2XPCSTR	9/12/2042, 0.12%, $2,677,236	**	19,983
***	MSC05-HQ5X2CSTR	1/14/2042, 0.18%, $6,758,611	**	42,228
***	MSC05-IQ9X2CSTR	7/15/2056, 1.03%, $6,585,368	**	133,736
***	MSC05-TOP17X2CSTR	12/13/2041, 0.58%, $4,939,358	**	79,116
***	MSC07-IQ13A1	3/15/2044, 5.05%, $288,039	**	296,072
***	MSC2006-HQ10X2CSTR	11/12/2041, 0.50%, $18,531,952	**	274,511
***	MSC2006-HQ8A1	3/12/2044, 5.12%, $24,644	**	24,805
***	MSC2006-HQ9A1	7/20/2044, 5.49%, $676,238	**	697,707
***	MSC2006-T23A1	8/12/2041, 5.68%, $202,380	**	207,347
***	MSC2007-HQ11A1	2/12/2044, 5.25%, $287,959	**	296,096
***	WBCMT04-C11A3	1/15/2041, 4.72%, $390,000	**	389,269
***	WBCMT05-C16APB	10/15/2041, 4.69%, $619,998	**	630,308
***	WBCMT05-C18XPCSTR	4/15/2042, 0.31%, $9,440,429	**	75,316
***	WBCMT06-C25A2	5/15/2043, 5.68%, $914,351	**	930,098
***	WBCMT07-C30A1	12/15/2043, 5.03%, $251,315	**	256,927
***	WBCMT2004-C15A2	10/15/2041, 4.04%, $1,478,091	**	1,480,655
***	WBCMT2006-C27A1	7/15/2045, 5.41%, $302,047	**	308,396
***	WBCMT2007-C30XPCSTR	12/15/2043, 0.43%, $23,614,645	**	363,044

	Total commercial mortgage-backed bonds		**	26,244,787

	Corporate bonds
***	Abbey Natl	11/10/2014, 3.88%, $1,350,000	**	1,362,216
***	Americn Ex FDIC	12/9/2011, 3.15%, $600,000	**	621,236
***	ANZ Natl Intl 144A	7/19/2013, 6.20%, $720,000	**	795,193
***	Avon Products	3/1/2013, 4.80%, $560,000	**	600,559
***	Baltimore G&E	7/1/2013, 6.13%, $510,000	**	566,706
***	Bank Amer	5/1/2013, 4.90%, $425,000	**	444,073
***	Bank Amer Gmtn	5/15/2014, 7.38%, $1,296,000	**	1,482,802
***	Bank NY Mello Glb	11/1/2012, 4.95%, $566,000	**	614,240
***	Bank of New York	1/14/2011, 4.95%, $175,000	**	186,152

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	Barclays Mtn	1/23/2013, 2.50%, $1,680,000	**	$1,682,500
***	Bear Stearns Co Inc	2/1/2012, 5.35%, $355,000	**	385,127
***	BHP Billiton	3/29/2012, 5.13%, $490,000	**	527,975
***	BNP Paribas	12/21/2012, 2.13%, $1,080,000	**	1,075,063
***	BOA FDIC Gtd Mtn	4/30/2012, 2.10%, $551,000	**	558,047
***	BONY Mtn	5/15/2014, 4.30%, $672,000	**	710,947
***	Bp Capital Markets	3/10/2012, 3.13%, $1,700,000	**	1,767,462
***	Bp Cap Markets	8/11/2011, 1.55%, $379,000	**	384,028
***	BTM Curacao 144A	7/21/2015, 4.76%, $485,000	**	502,617
***	Citibank FDIC Mtn	6/4/2012, 1.88%, $1,420,000	**	1,430,135
***	Citibank Na FDIC	7/12/2011, 1.50%, $2,050,000	**	2,079,081
***	Citi Fdg FDIC	10/22/2012, 1.88%, $2,830,000	**	2,833,900
***	Citigr Fdg FDIC	11/15/2012, 1.88%, $1,700,000	**	1,703,143
***	Citigroup	2/14/2011, 5.13%, $580,000	**	609,746
***	Citigroup FDIC	12/9/2011, 2.88%, $1,210,000	**	1,248,425
***	Citigroup Inc 3Ml+9	5/18/2011, 0.36%, $700,000	**	688,349
***	Comcast Cable	1/30/2011, 6.75%, $1,600,000	**	1,733,887
***	Commonweth Mtn 144A	9/17/2014, 2.90%, $3,180,000	**	3,153,933
***	Comwlth Bk Aus 144A	10/15/2014, 3.75%, $1,710,000	**	1,727,696
***	Countrywide Mtn	6/7/2012, 5.80%, $79,000	**	84,165
***	Countrywide Mtn	3/22/2011, 4.00%, $364,000	**	375,754
***	Credit Suisse Mtn	7/2/2012, 3.45%, $2,050,000	**	2,143,999
***	Credit Suisse NY	5/15/2013, 5.00%, $2,171,000	**	2,329,101
***	Daimlerc Na Mtn	9/8/2011, 5.75%, $2,500,000	**	2,671,152
***	DBS Bk Ltd 144A	5/16/2017, 5.13%, $1,300,000	**	1,343,247
***	Deutsche Tel	3/23/2011, 5.38%, $2,080,000	**	2,199,340
***	Diageo Cptl Glb	1/30/2013, 5.20%, $690,000	**	753,732
***	Diageo Fin Glbl	4/1/2011, 3.88%, $1,000,000	**	1,041,830
***	DTE Energy Co	6/1/2011, 7.05%, $785,000	**	836,313
***	Duke Energy Corp	6/15/2013, 5.65%, $1,500,000	**	1,612,832
***	EDP Finance Bv 144A	11/2/2012, 5.38%, $1,240,000	**	1,346,209
***	Enel Fin Intl 144A	1/15/2013, 5.70%, $1,300,000	**	1,437,166
***	ERP Operat Lp	10/1/2012, 5.50%, $350,000	**	374,626
***	France Tele Mtn	7/8/2014, 4.38%, $849,000	**	905,126
***	GE Cap	2/1/2011, 5.20%, $1,900,000	**	2,023,249
***	GE Cap Corp	8/13/2012, 3.50%, $4,400,000	**	4,549,823
***	GE Cap FDIC	12/9/2011, 3.00%, $4,447,000	**	4,592,218
***	GE Cap FDIC	3/11/2011, 1.80%, $2,550,000	**	2,592,662
***	GE Cap FDIC Gmtn	9/28/2012, 2.00%, $2,010,000	**	2,022,986
***	GE Cap FDIC Mtn	12/28/2012, 2.63%, $1,918,000	**	1,953,736
***	GE Cap Mtn	5/13/2014, 5.90%, $970,000	**	1,056,271
***	Glaxosmth Kline	5/15/2013, 4.85%, $376,000	**	405,947
***	Goldman Sa FDIC	3/15/2012, 2.15%, $600,000	**	613,524
***	HSBC USA FDIC	12/16/2011, 3.13%, $585,000	**	606,150
***	Jackson Natl	5/8/2013, 5.38%, $500,000	**	505,258
***	JPMC Co Mtn	6/1/2014, 4.65%, $1,700,000	**	1,797,434
***	JPMorgan Chas	9/1/2015, 4.89%, $345,000	**	351,337
***	JPMorgan Chase	5/1/2013, 4.75%, $1,471,000	**	1,564,318
***	JPMorgan Cs Glb	2/1/2011, 6.75%, $2,415,000	**	2,615,385

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	JPMorgan FDIC	12/1/2011, 3.13%, $1,137,000	**	$1,179,735
***	KfW Glb	5/15/2012, 4.75%, $1,470,000	**	1,583,980
***	KFW Glb	5/16/2013, 3.50%, $1,700,000	**	1,779,472
***	Manuftrs & Trd	4/1/2013, 3.85%, $1,000,000	**	923,841
***	MassMutual Gl 144A	7/16/2012, 3.63%, $500,000	**	522,115
***	Merrill Lyn Co	4/25/2013, 6.15%, $400,000	**	432,573
***	Merrill Lyn Co	2/5/2013, 5.45%, $167,000	**	179,420
***	Met Life Gbl 144	9/17/2012, 2.88%, $1,258,000	**	1,278,320
***	Met Life Glbl 144	7/25/2011, 5.75%, $760,000	**	817,709
***	Met Life Mtn 144A	6/10/2014, 5.13%, $602,000	**	638,895
***	MidAmerican Enrg	7/15/2012, 5.65%, $1,185,000	**	1,310,129
***	Monumental Glbl 144A	4/22/2013, 5.50%, $227,000	**	235,954
***	Morgan Stan FDIC	12/1/2011, 3.25%, $1,490,000	**	1,549,650
***	Morgan Stanley	5/13/2014, 6.00%, $720,000	**	779,905
***	Mstdw Glbl	4/15/2011, 6.75%, $415,000	**	445,599
***	Nat Laust Bk 144	6/12/2013, 5.35%, $750,000	**	809,373
***	Nat Laust Bk 144A	11/16/2012, 2.35%, $1,810,000	**	1,803,632
***	Northern Tr Co	5/1/2014, 4.63%, $167,000	**	179,246
***	Northern Trust Co	8/15/2013, 5.50%, $190,000	**	211,788
***	NY Life 144A	12/14/2012, 2.25%, $680,000	**	679,292
***	NY Life Glb 144A	5/9/2013, 4.65%, $1,060,000	**	1,120,511
***	Oncor Elec Dlv	5/1/2012, 6.38%, $1,000,000	**	1,090,671
***	Orix Corp	11/22/2011, 5.48%, $155,000	**	156,493
***	Pacific Gas & Elec	12/1/2013, 6.25%, $610,000	**	682,257
***	Peco Energy Mtn	10/15/2013, 5.60%, $690,000	**	758,026
***	Pfizer	3/15/2012, 4.45%, $1,209,000	**	1,294,539
***	PNC Fundg Mtn	6/10/2014, 5.40%, $980,000	**	1,051,170
***	PPL Energy Supp	7/15/2013, 6.30%, $1,300,000	**	1,437,670
***	Pricoa Glb1Mtn 144A	6/11/2014, 5.45%, $660,000	**	702,285
***	Proctor & Gamble Intl	8/26/2011, 1.35%, $1,212,000	**	1,223,821
***	Progress Energy	3/15/2014, 6.05%, $1,413,000	**	1,572,064
***	Rabobank Neder 144A	8/17/2012, 2.65%, $4,370,000	**	4,463,295
***	Rio Tinto Fin	7/15/2013, 5.88%, $1,481,000	**	1,638,175
***	Rockies Exp 144A	7/15/2013, 6.25%, $956,000	**	1,072,064
***	Royal Bk Sct 144A	3/30/2012, 1.50%, $1,680,000	**	1,665,892
***	Santander	6/20/2016, 5.81%, $825,000	**	768,713
***	SBC Comm Glbl	2/1/2012, 5.88%, $273,000	**	301,905
***	Shell Intl Fin	9/22/2011, 1.30%, $1,717,000	**	1,727,570
***	Sierra Pacific	9/1/2013, 5.45%, $1,120,000	**	1,214,848
***	Simon Property	5/30/2013, 5.30%, $530,000	**	549,276
***	Southern Co	5/15/2014, 4.15%, $240,000	**	248,077
***	State St Corp	5/30/2014, 4.30%, $140,000	**	145,392
***	Svenska Mtn 144A	9/14/2012, 2.88%, $2,383,000	**	2,418,064
***	Telefonica Emis	6/20/2011, 5.98%, $2,000,000	**	2,118,953
***	Time Warner Cab	7/1/2013, 6.20%, $1,500,000	**	1,694,184
***	Transcapit 144A	3/5/2014, 5.67%, $1,230,000	**	1,261,738
***	Uncredit Lux	1/13/2017, 5.58%, $1,300,000	**	1,271,306
***	US BanCorp Mtn	5/15/2014, 4.20%, $1,030,000	**	1,074,710
***	US Cntrl Fed CU	10/19/2012, 1.90%, $1,020,000	**	1,023,078

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Corporate bonds (continued)
***	Verizon Com Inc	4/15/2013, 5.25%, $790,000	**	$860,352
***	Verizon Ne Glb	9/15/2011, 6.50%, $690,000	**	748,647
***	Verizon New York	4/1/2012, 6.88%, $180,000	**	198,936
***	Verizon Wireless	2/1/2012, 5.25%, $702,000	**	759,915
***	Verizon Wrlss	5/20/2011, 3.75%, $2,055,000	**	2,127,823
***	Vodafone Grp Plc	6/15/2011, 5.50%, $395,000	**	417,556
***	Wachovia Corp 3Ml+13	10/15/2011, 0.41%, $892,000	**	882,811
***	Walmart Stores Mtn	5/15/2014, 3.20%, $868,000	**	887,478
***	Wells Far FDIC	12/9/2011, 3.00%, $6,051,000	**	6,257,952
***	Wells Fargo	10/23/2012, 5.25%, $376,000	**	405,136
***	Wells Glbl	2/1/2011, 6.45%, $500,000	**	541,461
***	Westpac Bkg	11/19/2012, 2.25%, $1,680,000	**	1,680,449
***	Xerox Corp	5/15/2012, 5.50%, $1,000,000	**	1,063,848
***	Yale Univ Mtn	10/15/2014, 2.90%, $540,000	**	540,216

	Total corporate bonds		**	148,640,083

	Foreign government bonds
***	Canadian Gov't	9/10/2014, 2.38%, $930,000	**	920,659

	Residential mortgage-backed bonds
***	BSCMS 2006-T24X2 CSTR	10/12/2041, 0.43%, $8,780,221	**	121,245
***	FHLG 15YR #E01604	3/1/2019, 5.50%, $179,324	**	192,082
***	FHLG 15YR #G13598	4/1/2020, 5.00%, $2,296,058	**	2,431,280
***	FHLG 20YR #C90580	9/1/2022, 6.00%, $259,139	**	279,840
***	FHLG 20YR #C90676	5/1/2023, 5.50%, $294,838	**	313,096
***	FHLG 20YR #C90691	7/1/2023, 5.50%, $762,110	**	809,306
***	FHLG 20YR #C90825	4/1/2024, 5.50%, $570,347	**	604,598
***	FHLG 20YR #D95897	3/1/2023, 5.50%, $163,658	**	173,793
***	FHLM ARM #1B2428	11/1/2035, 4.71%, $489,110	**	514,449
***	FHLM ARM #1J0005	8/1/2035, 5.09%, $97,798	**	102,411
***	FHLM ARM #1J1228	11/1/2035, 3.06%, $281,822	**	296,648
***	FHLM ARM #1J1274	1/1/2036, 3.36%, $220,163	**	229,308
***	FHLM ARM #1K1215	9/1/2035, 4.92%, $340,215	**	353,230
***	FHLM ARM #1L0097	6/1/2035, 4.76%, $171,984	**	178,747
***	FHLM ARM #1N0063	10/1/2035, 5.68%, $73,826	**	78,530
***	FHLM ARM #1N0106	12/1/2035, 5.33%, $348,247	**	366,582
***	FHLM ARM #1N0117	12/1/2035, 2.89%, $384,507	**	395,627
***	FHLM ARM #1Q0166	11/1/2035, 4.84%, $374,286	**	393,005
***	FHLM ARM #1Q0758	5/1/2035, 4.41%, $603,205	**	625,872
***	FHLM ARM #847126	3/1/2033, 5.19%, $9,146	**	9,533
***	FHLM ARM #847584	1/1/2036, 3.77%, $95,028	**	98,737
***	FHLM ARM #848083	6/1/2035, 4.03%, $91,292	**	95,212
***	FHLM ARM #848084	1/1/2035, 3.86%, $107,431	**	110,696
***	FHLM ARM #848085	4/1/2035, 4.55%, $272,407	**	284,012
***	FHLM ARM #848086	3/1/2035, 3.47%, $153,283	**	157,989
***	FHLM ARM #848088	4/1/2035, 4.27%, $2,005,281	**	2,066,961
***	FHLM ARM #848089	1/1/2035, 3.78%, $59,586	**	62,114
***	FHLM ARM #848090	2/1/2035, 4.24%, $348,857	**	362,711
***	FHLM ARM #848185	8/1/2036, 4.20%, $169,864	**	177,253

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Residential mortgage-backed bonds (continued)
***	FHLM ARM #848186	3/1/2035, 4.57%, $229,705	**	$ 239,194
***	FHR2495UJ3.5	7/15/2032, 3.50%, $40,087	**	40,726
***	FHR2786GA4	8/15/2017, 4.00%, $488,129	**	505,282
***	FHR2794JT6	10/15/2032, 6.00%, $408,006	**	438,620
***	FHR2867EA	11/15/2018, 4.50%, $368,147	**	383,704
***	FHR3555CM	12/15/2014, 4.00%, $5,119,178	**	5,326,548
***	FHR3555KH	12/15/2014, 4.00%, $5,230,157	**	5,451,167
***	FNMA 15YR #253878	7/1/2016, 5.50%, $62,788	**	66,958
***	FNMA 15YR #545296	11/1/2016, 6.00%, $101,914	**	109,776
***	FNMA 15YR #545411	1/1/2017, 5.50%, $78,039	**	83,358
***	FNMA 15YR #618497	11/1/2016, 5.50%, $41,045	**	43,803
***	FNMA 15YR #619099	5/1/2017, 5.50%, $22,186	**	23,706
***	FNMA 15YR #631364	2/1/2017, 5.50%, $31,128	**	33,255
***	FNMA 15YR #727438	8/1/2018, 4.00%, $1,000,759	**	1,030,092
***	FNMA 15YR #745874	7/1/2020, 4.50%, $357,988	**	374,154
***	FNMA 15YR #775946	10/1/2018, 5.00%, $150,610	**	159,503
***	FNMA 15YR #779078	6/1/2019, 5.00%, $116,261	**	122,871
***	FNMA 15YR #789490	7/1/2019, 5.00%, $98,365	**	104,081
***	FNMA 15YR #793192	7/1/2019, 5.00%, $193,506	**	204,509
***	FNMA 15YR #806673	12/1/2019, 5.00%, $212,525	**	224,610
***	FNMA 15YR #806684	1/1/2020, 5.00%, $179,878	**	190,106
***	FNMA 15YR #888889	12/1/2018, 4.50%, $1,647,295	**	1,721,681
***	FNMA 15YR #889335	6/1/2018, 4.50%, $1,354,650	**	1,416,668
***	FNMA 15YR #889336	12/1/2018, 4.50%, $1,589,171	**	1,660,932
***	FNMA 15YR #995756	12/1/2018, 5.00%, $686,824	**	727,381
***	FNMA 15YR #995836	7/1/2020, 5.00%, $2,505,736	**	2,648,217
***	FNMA 15YR #995902	5/1/2019, 5.00%, $1,015,953	**	1,076,262
***	FNMA 15YR #AD0116	11/1/2018, 4.50%, $3,520,029	**	3,678,980
***	FNMA 15YR #AD0117	10/1/2018, 4.50%, $5,926,402	**	6,194,016
***	FNMA 15YR #AD0118	7/1/2018, 4.50%, $3,083,045	**	3,224,191
***	FNMA 15YR#254236	3/1/2017, 6.50%, $215,645	**	234,073
***	FNMA 15YR#995861	1/1/2021, 5.00%, $1,106,935	**	1,172,126
***	FNMA 20YR #254522	10/1/2022, 5.50%, $3,787	**	4,019
***	FNMA 20YR #254543	11/1/2022, 5.50%, $69,021	**	73,241
***	FNMA 20YR #254764	6/1/2023, 5.50%, $191,164	**	202,853
***	FNMA 20YR #440734	12/1/2018, 6.00%, $25,772	**	27,663
***	FNMA 20YR #545887	9/1/2022, 6.00%, $355,163	**	382,551
***	FNMA 20YR #555198	1/1/2023, 6.00%, $109,495	**	118,088
***	FNMA ARM #544860	9/1/2034, 4.72%, $75,265	**	78,028
***	FNMA ARM #694530	3/1/2033, 4.30%, $19,913	**	20,667
***	FNMA ARM #695019	2/1/2033, 2.70%, $37,817	**	38,932
***	FNMA ARM #703915	5/1/2033, 3.61%, $11,969	**	12,386
***	FNMA ARM #712321	6/1/2033, 4.57%, $365,339	**	381,858
***	FNMA ARM #735011	11/1/2034, 3.18%, $287,340	**	301,038
***	FNMA ARM #745972	11/1/2036, 3.73%, $288,179	**	300,699
***	FNMA ARM #746320	10/1/2033, 2.80%, $58,559	**	61,071
***	FNMA ARM #754672	10/1/2033, 2.45%, $16,892	**	17,426
***	FNMA ARM #755148	10/1/2033, 2.60%, $45,147	**	46,463
***	FNMA ARM #773281	3/1/2035, 4.43%, $77,116	**	79,908

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Residential mortgage-backed bonds (continued)
***	FNMA ARM #783587	3/1/2035, 4.44%, $170,605	**	$175,663
***	FNMA ARM #801635	7/1/2034, 3.36%, $23,336	**	24,139
***	FNMA ARM #802852	12/1/2034, 2.72%, $298,943	**	311,872
***	FNMA ARM #815586	3/1/2035, 3.26%, $26,535	**	27,578
***	FNMA ARM #815626	5/1/2035, 4.76%, $81,506	**	84,449
***	FNMA ARM #816322	3/1/2035, 3.05%, $8,634	**	8,940
***	FNMA ARM #825388	6/1/2035, 5.02%, $227,884	**	234,748
***	FNMA ARM #829603	8/1/2035, 2.81%, $84,907	**	88,506
***	FNMA ARM #832099	7/1/2035, 3.38%, $180,459	**	187,122
***	FNMA ARM #834917	7/1/2035, 2.97%, $18,815	**	19,393
***	FNMA ARM #843013	12/1/2034, 2.61%, $66,901	**	68,848
***	FNMA ARM #843014	3/1/2035, 4.35%, $18,451	**	18,931
***	FNMA ARM #847787	10/1/2035, 3.12%, $95,730	**	99,460
***	FNMA ARM #886983	6/1/2036, 4.29%, $46,547	**	48,452
***	FNMA ARM #888398	9/1/2036, 5.02%, $1,054,665	**	1,112,749
***	FNMA ARM #889704	10/1/2037, 4.36%, $302,469	**	316,230
***	FNMA ARM #889946	5/1/2035, 2.88%, $283,234	**	293,585
***	FNMA ARM #995015	2/1/2036, 4.88%, $4,796,582	**	4,990,067
***	FNMA ARM #995016	7/1/2035, 4.34%, $1,138,608	**	1,183,660
***	FNMA ARM #995017	2/1/2035, 3.99%, $540,507	**	560,865
***	FNMA ARM #995269	7/1/2035, 4.14%, $3,216,171	**	3,307,153
***	FNMA ARM #995271	2/1/2036, 4.79%, $746,044	**	783,385
***	FNMA ARM #995272	5/1/2035, 3.52%, $56,466	**	58,676
***	FNMA ARM #995273	7/1/2035, 4.46%, $176,848	**	184,014
***	FNMA ARM #995274	2/1/2034, 4.00%, $13,034	**	13,557
***	FNMA ARM #995414	7/1/2035, 3.11%, $414,697	**	430,823
***	FNMA ARM #995415	10/1/2035, 3.72%, $1,380,256	**	1,433,452
***	FNMA ARM #995604	11/1/2035, 4.73%, $2,140,978	**	2,242,333
***	FNMA ARM #995605	4/1/2035, 3.31%, $608,357	**	626,652
***	FNMA ARM #995606	11/1/2036, 3.82%, $491,025	**	510,493
***	FNMA ARM #995607	3/1/2037, 3.95%, $181,767	**	188,822
***	FNMA ARM #995609	4/1/2035, 3.55%, $192,601	**	200,724
***	FNMA ARM #AC0036	2/1/2039, 3.26%, $1,837,154	**	1,911,508
***	FNMA ARM #AD0011	3/1/2034, 3.89%, $44,196	**	45,631
***	FNMA ARM #AD0064	1/1/2035, 3.04%, $805,457	**	825,313
***	FNMA ARM #AD0066	12/1/2033, 4.27%, $774,058	**	799,518
***	FNMA ARM #AD0175	2/1/2036, 4.81%, $122,754	**	127,795
***	FNMA ARM #AD0176	5/1/2035, 4.49%, $776,799	**	806,703
***	FNMA ARM #AD0177	9/1/2034, 3.27%, $117,301	**	121,323
***	FNMA ARM #AD0178	4/1/2036, 2.37%, $124,708	**	127,794
***	FNMA ARM#888382	7/1/2035, 4.89%, $492,217	**	512,949
***	FNMA ARM#AD0065	9/1/2035, 5.12%, $2,860,860	**	2,976,929
***	FNR 2004-15AB	9/25/2017, 4.00%, $230,569	**	238,368
***	FNR 2008-29CA	9/25/2035, 4.50%, $2,540,067	**	2,619,229
***	FNR 2008-95AD	12/25/2023, 4.50%, $2,430,899	**	2,546,088
***	FNR00-32FMIML+450	10/18/2030, 0.68%, $9,588	**	9,530
***	FNR00-34F1ML+45	10/25/2030, 0.68%, $26,514	**	26,342
***	FNR04-3HA4	7/25/2017, 4.00%, $353,813	**	365,707
***	FSPCT-591A37.5	10/25/2043, 7.50%, $68,036	**	73,217

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Residential mortgage-backed bonds (continued)
***	GNMA #533254	7/15/2030, 8.50%, $2,173	**	$2,456
***	GNR00-35F1ML+55	12/16/2025, 0.78%, $23,568	**	23,721
***	MRFC00-TBC2A11ML	6/15/2030, 0.73%, $88,403	**	74,350

	Total residential mortgage-backed bonds		**	87,012,120

	US Treasury, government and agency bonds
***	FHLB	11/21/2012, 1.63%, $7,585,000	**	7,543,848
***	FHLB	12/28/2011, 1.00%, $5,765,000	**	5,741,279
***	FHLMC	3/23/2012, 2.13%, $39,795,000	**	40,635,061
***	FHLMC	6/15/2012, 1.75%, $7,000,000	**	7,036,447
***	FHLMC	1/9/2013, 1.38%, $9,785,000	**	9,626,401
***	FHLMC	12/15/2011, 1.13%, $9,547,000	**	9,538,222
***	FHLREFNTSBE	4/23/2014, 2.50%, $2,690,000	**	2,701,129
***	FNMA	3/13/2014, 2.75%, $2,380,000	**	2,419,848
***	FNMA	5/15/2014, 2.50%, $1,685,000	**	1,687,077
***	FNMA	1/9/2012, 2.00%, $5,660,000	**	5,796,398
***	US Treasury Note	5/31/2012, 4.75%, $40,740,000	**	44,167,085
***	US Treasury Note	9/30/2013, 3.13%, $4,120,000	**	4,314,799
***	US Treasury Note	2/28/2013, 2.75%, $15,789,000	**	16,415,127
***	US Treasury Note	10/31/2013, 2.75%, $3,006,000	**	3,092,875
***	US Treasury Note	12/31/2014, 2.63%, $18,994,000	**	18,940,477
***	US Treasury Note	3/31/2013, 2.50%, $5,134,000	**	5,283,690
***	US Treasury Note	11/30/2013, 2.00%, $9,882,000	**	9,846,882
***	US Treasury Note	6/15/2012, 1.88%, $43,451,000	**	43,964,317
***	US Treasury Note	4/30/2014, 1.88%, $15,153,000	**	14,890,313
***	US Treasury Note	2/28/2014, 1.88%, $4,476,000	**	4,430,734
***	US Treasury Note	3/31/2014, 1.75%, $7,267,000	**	7,127,080
***	US Treasury Note	11/15/2011, 1.75%, $5,245,000	**	5,323,093
***	US Treasury Note	12/15/2011, 1.13%, $414,000	**	414,363
***	US Treasury Note	1/15/2012, 1.13%, $136,000	**	136,579
***	US Treasury Note	12/31/2011, 1.00%, $15,590,000	**	15,546,589
***	US Treasury Note	11/30/2011, 0.75%, $21,570,000	**	21,443,521

	Total US Treasury, government and agency bonds		**	308,063,234

	Common stock - finance
*	AXA, S.A.	AXA ADR Stock	$143,167,703	151,464,337

	Index mutual funds
*	Fidelity Management Research Company	Spartan International Index Fund	**	40,780,415
*	Fidelity Management Research Company	Spartan U.S. Equity Index Fund	**	75,016,596
*	Fidelity Management Research Company	Spartan Extended Market Index Fund	**	34,734,038
*, 1	Alliance Bernstein, L.P.	AllianceBernstein International Equity Index Fund	**	48,060,328
*, 1	Alliance Bernstein, L.P.	AllianceBernstein Short Duration Bond Index Fund	**	5,604,615

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Index mutual funds (continued)
*, 1	Alliance Bernstein, L.P.	AllianceBernstein US Aggregate Bond Index Fund	**	$37,510,787
*, 1	Alliance Bernstein, L.P.	AllianceBernstein US Large Cap Index Fund	**	144,001,759
*, 1	Alliance Bernstein, L.P.	AllianceBernstein US Small & Mid Cap Index Fund	**	21,841,027

	Total index mutual funds		**	407,549,565

	Balanced mutual funds
	Dodge and Cox	Dodge & Cox Balanced Fund	**	48,043,014

	Growth mutual funds
1	Morgan Stanley Investment Management, Inc.	Morgan Stanley Instl FD Inc Mid Cap Growth I Fund	**	23,456,976
*, 1	EQ Advisors Trust	EQ/AllianceBernstein Small Cap Growth Fund	**	14,657,615
*, 1	EQ Advisors Trust	EQ/GAMCO Small Co Value Portfolio Class IA Fund	**	22,860,244
*	EQ Advisors Trust	EQ/MARSICO Focus A Fund	**	21,227,843
*, 1	EQ Advisors Trust	EQ/International Growth Class IA Fund	**	28,364,642
1	Columbia Management Advisors, LLC	Columbia Mid Cap Value Fund Class Z Fund	**	15,652,504
	Winslow Management Company, LLC	Winslow Green Growth Instl CL Fund	**	5,238,164
*, 1	Alliance Bernstein, L.P.	AllianceBernstein International Value Fund Institutional Class	**	25,303,901
*	AXA Premier VIP Trust	Multimanager Large Cap Core Equity Portfolio Fund	**	9,785,857
*	AXA Premier VIP Trust	Multimanager Large Cap Value Portfolio Fund	**	17,279,154

	Total growth mutual funds		**	183,826,900

	Fixed income mutual funds
	Pacific Investment Management Company	PIMCO Total Return Inst CL Fund	**	46,280,576
1	Goldman Sachs Asset Management, L.P.	Goldman Sachs High Yield Fund Institutional Class	**	36,032,154
*	Fidelity Management Trust Company	Colchester Street Trust: Money Market Portfolio Fund	$4,661,164	4,661,164
***	Fidelity Management Trust Company	Fidelity Money Market Portfolio Fund	**	780,284
***	State Street Global Advisors	SSgA U.S. Governement short Term Investment Fund Class A	**	7,100,902

	Total fixed income mutual funds		**	94,855,080

	Other mutual funds
	Morgan Stanley Investment Management, Inc.	Morgan Stanley Instl FD Inc US Real Estate Portfolio Fund	**	12,194,972
*, 1	Alliance Bernstein, L.P.	AllianceBernstein Global Real Estate Securities Fund	**	34,799,076

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005
SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Other mutual funds (continued)
*, 1	Alliance Bernstein, L.P.	AllianceBernstein US Inflation-Linked Securities Fund	**	$21,158,552

	Total other mutual funds		**	68,152,600

	Short-term investments
***	Apart07-2Ma3A	4/8/2010, 5.22%, $258,256	**	263,027
***	Wells Fargo	1/15/2010, 4.20%, $2,030,000	**	2,071,082
***	Wells Fargo	10/29/2010, 3.98%, $635,000	**	656,416
***	Verizon Glbl	12/1/2010, 7.25%, $1,225,000	**	1,301,952
***	United Hlth	11/15/2010, 5.13%, $1,838,000	**	1,913,631
***	Telefonos Mexico	1/27/2010, 4.75%, $1,000,000	**	1,022,819
***	SBC Commglbl	11/15/2010, 5.30%, $290,000	**	303,431
***	PNC Funding Corp	3/10/2010, 4.50%, $1,405,000	**	1,433,713
***	Petro Exp 144A	6/15/2010, 4.63%, $57,222	**	56,477
***	Petro Exp 144A	6/15/2010, 4.62%, $95,556	**	94,306
***	Met Life Gbl3Ml+75	6/25/2010, 1.00%, $1,100,000	**	1,101,589
***	Kraft Foods Inc	8/11/2010, 5.63%, $1,265,000	**	1,328,804
***	Key Span Corp	11/15/2010, 7.63%, $360,000	**	383,125
***	Hutchison Wh	11/24/2010, 5.45%, $625,000	**	647,110
***	Fujifin 144A	4/15/2010, 8.63%, $1,285,000	**	1,388,438
***	Covidienint	10/15/2010, 5.15%, $1,300,000	**	1,354,600
***	Con Edison	9/1/2010, 7.50%, $635,000	**	678,557
***	Con Edison	9/1/2010, 7.50%, $805,000	**	860,218
***	British Gstep	12/15/2010, 9.13%, $1,735,000	**	1,865,777
***	Bnk Of Tokyo Mitgl	4/15/2010, 8.40%, $1,235,000	**	1,276,583
***	Bank Amer	2/15/2010, 7.80%, $1,105,000	**	1,145,450
***	Bank One Corp	8/1/2010, 7.88%, $745,000	**	801,176

	Total short-term investments		**	21,948,281

	Wrapper contract
	AIG Financial Products Co.	Contract #931942	**	241,363
	State St Bk & Tr Co Boston	Contract #107007	**	398,511

	Total wrapper contract		**	639,874

	Participant loans
*	Participant Loans	4.25% to 11.00%	**	27,795,797

	Commercial paper
*	ROYALBKY$CD	3/15/2013, 2.25%, $2,231,000	**	2,252,198

	Total investments		**	$ 1,645,793,166

*	Represents a party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.
***	Represents underlying investments of the Plan's Synthetic GICs, which amounts are presented at fair value and are managed by a party-in-interest.
1	A portion of this fund represents an investment in the AXA target allocation funds.

SIGNATURES

The Plan:  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AXA Equitable 401(k) Plan
(Name of Plan)

Dated: June 28, 2010	By:	/s/ Steve Vigneron
STEVE VIGNERON
Chairperson of The Administrative AXA
Committee of Benefit Plans of AXA
Equitable Life Insurance Company (Plan
Administrator) and Vice President of
Equitable Life Insurance Company (Plan
Sponsor)

Dated: June 28, 2010	By:	/s/ Eric Goff
ERIC GOFF
Senior Vice President of Compensation
and Benefits of AXA Equitable Life
Insurance Company (Plan Sponsor)